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[LATHAM & WATKINS LLP LETTERHEAD]

August 30, 2006

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

  Re:
  Bare Escentuals, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed August 15, 2006
  File No. 333-135484

Dear Ms. Long:

        We are in receipt of the Staff's letter dated August 24, 2006 with respect to the above-referenced Registration Statement. We are responding to the Staff's comments on behalf of Bare Escentuals, Inc. ("Bare Escentuals" or the "Company") as set forth below. Simultaneously with the filing of this letter, Bare Escentuals is submitting (by EDGAR) Amendment No. 2 to its Registration Statement on Form S-1 (the "Amendment"), responding to the Staff's comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.

        Bare Escentuals' responses set forth in this letter are numbered to correspond to the numbered comments in the Staff's letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff's comments and Bare Escentuals' response for each item below.

  1.
  Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

  Bare Escentuals Response:    Bare Escentuals acknowledges the Staff's comment and looks forward to receiving the Staff's comments to the confidential treatment request.

Gatefold

  2.
  We note the reference to a Glammy Award received by your products in 2005 and 2006. Please include a brief description of the award to place it in context.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on the gatefold of the Amendment in accordance with the Staff's comment. Bare Escentuals has also provided a color proof of the prospectus cover and gatefold for the Staff's review.

Prospectus Summary, page 1

  Risk Factors page 3

  3.
  Please include the risks regarding your negative net worth, the substantial amount of indebtedness remaining after the offering proceeds are applied, and the dilution investors will experience. Please quantify these figures to the extent practicable.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 4 of the Amendment in accordance with the Staff's comment.

  Recapitalization Transactions, page 4

  4.
  Please include the information provided on page 120 in response to prior comment number 8 in the Summary section.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 4 of the Amendment in accordance with the Staff's comment.

  Risk Factors, page 12

  Our indebtedness could limit our ability to plan..., page 21

  5.
  We note your response to our prior comment number 15. Please quantify your debt service costs for 2007 if there is a material difference in the annual debt service costs for 2007 compared to 2008 and 2009.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 23 of the Amendment in accordance with the Staff's comment.

  Dilution, Page 37

  6.
  In footnote one to the table on page 37, please quantify the total dividends paid to existing shareholders.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 38 of the Amendment in accordance with the Staff's comment.

Management's Discussion and Analysis

  Basis of Presentation, page 54

  7.
  We note your response to prior comment 26. It appears that you are able to quantify the total amount of purchasing and receiving costs, inspection costs, warehousing costs and the other costs of your distribution network but are not able to quantify each individual item. Given this, please disclose the total amount of these costs that are included in selling, general, and administrative costs. Your response indicates that you believe these costs are not material. If you are unable to provide an estimate of the total amount of these costs included in selling, general, and administrative costs, please disclose that you are unable to provide an estimate of these amounts and that you believe these costs are not material.

  Bare Escentuals Response:    Bare Escentuals respectfully advises the Staff that it is unable to provide an estimate of these costs and has therefore revised the disclosure on page 54 of the Amendment accordingly.

  Results of Operations, page 56

  8.
  We note your response to prior comment 28 and the additional disclosures provided. Please further expand your disclosure to discuss the types of sales and expenses that resulted in changes between periods in each segment's operating income as well as to discuss the reasons for these changes. For example, you state that your retail segment operating income increased 70.1% to $30.1 million in the six months ended July 2, 2006 from $17.5 million in the six months ended July 3, 2005, which was largely driven by growth in all of your retail sales channels. Your increased sales in the retail segment contributed to an increase in gross profit of $21.6 million which was partially offset by an increase in operating expenses of $9.2 million. You should also discuss the specific retail channels with increased sales which led to an increase in your segment's gross profit and what business reasons led to these increased sales. For example, you should discuss if additional advertising costs were incurred which led to the increased sales. You should also discuss the types of operating expenses that increased and the causes of these increases.

  Bare Escentuals Response:    For each period presented in Management's Discussion and Analysis, Bare Escentuals has previously presented the business reasons for the increase in sales in each retail and wholesale channel under "Sales, net" and believes that disclosure regarding the Company's sales increases under each section entitled "Operating income" would be repetitive. However, Bare Escentuals has revised the disclosure in the "Operating income" section for each period presented to discuss the types of operating expenses that increased and the cause of these increases within each segment in accordance with the Staff's comment. Please refer to the revised disclosures on pages 59, 62, 63, 65 and 66 of the Amendment.

  Liquidity and Capital Resources, page 68

  9.
  We note your response to prior comment number 29. Please quantify your leverage ratio and cash interest coverage ratio as of the latest practicable date.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 71 of the Amendment in accordance with the Staff's comment.

  Statements of Changes in Stockholders' Equity, page F-5

  10.
  We note your response to prior comment 38. Please revise your statement to retroactively restate the historical stockholders' equity of MD Beauty, Inc. prior to the June 2004 Recapitalization for the equivalent number of shares received in the recapitalization. The change in capital structure should be retroactively reflected in a similar manner to a stock split or stock dividend. Refer to SAB Topic 4:C.

  Bare Escentuals Response:    Bare Escentuals has revised its statement of stockholders' equity (deficit) to retroactively restate the historical stockholders' equity of MD Beauty, Inc. prior to the June 2004 recapitalization for the equivalent number of common shares received in the recapitalization in accordance with the Staff's comment. Bare Escentuals has also made conforming revisions to Note 2, Earnings per Share, as a result of the changes to the statement of equity. Please refer to the revised disclosures on pages F-5, F-21, and F-22 of the Amendment.

Notes to Financial Statements

  Note 2. Summary of Significant Accounting Policies

  Payments to Customers, page F-18

  11.
  For each period presented, please also disclose the amount of cash consideration given to a vendor that is not recorded as a reduction in net sales since you received an identifiable benefit and can reasonably estimate the fair value of that benefit.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages F-18 and F-19 of the Amendment in accordance with the Staff's comment.

  Note 14. Stockholders' Equity and Note 15. Stock-Based Employee Compensation Plans, page F-36

  12.
  We note your response to prior comment 44. It is unclear how your common stock value could have significantly increased in very short time periods. Please provide a reconciliation between the common stock values listed below. The reconciliation should show the estimated impact of each significant factor contributing to the difference in values. For example, the reconciliation should show how much of the increase in value was related to actual results exceeding forecasts. Please address the following significant increases:

      •
      The fair value per share increased 45% from $5.42 at December 20, 2005 to $7.88 at January 6, 2006;

      •
      The fair value per share increased 60% from $7.88 at March 31, 2006 to $12.64 at April 2, 2006;

      •
      The fair value per share increased 59% from $12.64 at June 6, 2006 to $20.15 at June 7, 2006; and

      •
      The fair value per share was $13.30 at July 20, 2006. The estimated IPO range per share of $22.00 to $26.00 results in an increase in value of 65% to 95% in an approximate one to two month period.

  Bare Escentuals Response:    As discussed during the telephone conference with the Staff on August 25, 2006, Bare Escentuals' determination of the exercise price of stock options or price for common stock issuances during each of the fiscal quarters after October 2005 was based on the common stock valuation calculated in the valuation reports provided by Valuation Research Corporation ("VRC"), an independent third party valuation specialist. In each instance, Bare Escentuals relied on these valuations because they were the most recent indications of fair value of the Company's common stock at the times of the relevant stock option grant or common stock issuance, as determined by a third party.

          Bare Escentuals believes that the common stock valuations calculated by VRC were reliable and accurate and that the fair value of common stock set by its Board of Directors at the time of each grant of stock options and common stock issuance based on the valuation reports by VRC during and after the fourth quarter of fiscal year 2005 was appropriate.

          However, for financial accounting purposes, Bare Escentuals now believes it would be more appropriate to record the fair value of its common stock during these periods as increasing on a straight-line basis between the valuation reports rather than moving in a step pattern from one date to the next. Accordingly, the Company has decided to recalculate compensation expense under SFAS No. 123(R), Share Based Payment with an assumption that the fair value of the Company's common stock per share increased on a straight-line basis during the following periods, with the start date of each such period corresponding to the date of a VRC valuation:

  •
  October 7, 2005 ($5.42) to January 6, 2006 ($7.88), during which the fair value increased by 45%;

  •
  January 6, 2006 ($7.88) to April 2, 2006 ($12.64), during which the fair value increased by 60%;

  •
  April 2, 2006 ($12.64) to June 7, 2006 ($20.15 on a pre-dividend basis), during which the fair value increased by 59%; and

  •
  June 7, 2006 ($20.15 on a pre-dividend basis) to mid-August 2006 (approximately $31.21 which represents the sum of the dividend paid in the June 2006 recapitalization ($7.21) and the midpoint of the estimated price range of the initial public offering ($24.00)), during which the fair value increased by 55%.

        The table below presents the revised deemed fair value of the Company's common stock at the time of each stock option grant or issuance of common stock between October 7, 2005 and mid-August 2006 based on a straight-line increase between each third-party determination of the Company's common stock fair value during that period. These deemed fair values serve as the basis for determining Bare Escentuals' stock-based compensation to be reported in the Company's financial statements for fiscal year 2006 and for future fiscal years.

Date	Reason for issuance	Number of shares (including shares underlying options)	Exercise / Issuance Price per Share	Deemed Fair Value per Share	Consideration Received (If applicable)
10/07/05	Contemporaneous valuation—October 2005 recapitalization—post dividend	N/A	N/A	$5.42	N/A
12/13/05	Employee option grants—including 246,764 "make whole" options following the October 2005 recapitalization	301,764	$5.42	$7.23	N/A
12/13/05	Common stock issuance in lieu of cash transaction fees payable to Berkshire Partners LLC and JH Partners, LLC	72,976	$5.42	$7.23	Services
12/20/05	Employee option grants	15,000	$5.42	$7.42	N/A
01/06/06	Contemporaneous valuation	N/A	N/A	$7.88	N/A
02/01/06	Employee option grants	20,000	$7.88	$9.32	N/A
03/06/06	Employee option grants	35,000	$7.88	$11.15	N/A
03/21/06	Employee option grants	155,000	$7.88	$11.98	N/A
03/31/06	Employee option grants	20,000	$7.88	$12.53	N/A
04/02/06	Contemporaneous valuation	N/A	N/A	$12.64	N/A
05/31/06	Option grant	537,500	$12.64	$19.64	N/A
06/06/06	Sale of common stock to director	23,734	$12.64	$20.15	Cash
06/07/06	Contemporaneous valuation—June 2006 recapitalization—pre dividend	N/A	N/A	$20.15	N/A
06/07/06	Contemporaneous valuation—June 2006 recapitalization—post dividend	N/A	N/A	$13.30	N/A
06/21/06	Common stock issuance in lieu of cash transaction fees payable to Berkshire Partners LLC and JH Partners, LLC	136,030	$13.30	$15.64	Services
06/30/06	Employee option grants—"make whole" options following the June 2006 recapitalization	440,779	$13.30	$17.15	N/A
07/05/06	Employee option grants	149,650	$13.30	$17.98	N/A
07/10/06	Employee option grants	20,000	$13.30	$18.82	N/A

        As a result of these stock option grants with exercise prices and common stock issuances at prices that were below the deemed fair value of the Company's common stock at the time of grant or issuance, Bare Escentuals has recorded additional stock compensation expense of approximately $47,000 for the three months ended April 2, 2006 and approximately $431,000 for the three months ended July 2, 2006. The Company has increased its unrecognized compensation cost as of July 2, 2006 by $4.5 million.

  13.
  Please provide us with a summary of the valuations received as of January 1, 2006, April 3, 2006, and June 7, 2006 (post dividend). Your summary of each valuation should include the following:

    •
    Tell us each significant assumption used in the valuation such as any lack of control and marketability discounts applied. Tell us the basis for using these assumptions in the valuation;

    •
    You state that the forecasts used for each valuation represented your best estimate of future cash flows for a five-year period at the relevant time. Please provide us with a summary of the five-year cash flow information used in each valuation;

    •
    Provide us with a summary of the trading multiples used based on comparable public companies and the basis for using these trading multiples; and

    •
    Provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on each approach used as well as show how you combined each of these approaches to arrive at the final fair value.

  Bare Escentuals Response:    Bare Escentuals has provided the Staff with copies of the January 6, 2006, April 2, 2006 and June 7, 2006 valuation reports prepared by Valuation Research Corporation under separate cover and respectfully requests that the Staff return the reports to Bare Escentuals when it has finished reviewing the materials.

  14.
  We note your response to prior comment 45. It is not clear where the information you provided in your supplemental response regarding equity transactions during each period presented is disclosed. Please provide the disclosures, or tell us where these disclosures are located.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure in Note 12 on pages F-34 and F-35, Note 14 on pages F-38 and F-39 and Note 15 on pages F-41, F-43, and F-44 to provide additional disclosure regarding Bare Escentuals' equity issuances during each period presented in accordance with the Staff's comment and based on discussion with the Staff during a telephone conference on August 25, 2006.

* * *

        Bare Escentuals notes that the revised disclosures in the Amendment in response to the Staff's comments have affected some of those sections that would be impacted by inclusion of the estimated price range and which were previously provided to the Staff on a supplemental basis on August 15, 2006. Bare Escentuals has attached on a supplemental basis as Exhibit A hereto those pages that were previously provided to the Staff as revised for the disclosures included in this Amendment.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ DIVAKAR GUPTA
Divakar Gupta of LATHAM & WATKINS LLP

Enclosures

cc:
Myles B. McCormick, Bare Escentuals, Inc.
Robert A. Koenig, Latham & Watkins LLP
Robert E. Burwell, Latham & Watkins LLP
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

EXHIBIT A
SUPPLEMENTAL PAGES OF AMENDMENT

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 30, 2006.

             Shares

[BARE ESCENTUALS LOGO]

Common Stock

        This is an initial public offering of shares of common stock of Bare Escentuals, Inc.

        Bare Escentuals is offering shares to be sold in the offering.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $22.00 and $24.00. Bare Escentuals has applied for listing of the common stock on the Nasdaq Global Select Market under the symbol "BARE."

        See "Risk Factors" beginning on page 13 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$24.00	$250,000,000
Underwriting discounts and commissions	$1.68	$17,500,000
Proceeds, before expenses, to Bare Escentuals	$22.32	$232,500,000

        To the extent that the underwriters sell more than 10,416,667 shares of common stock, the underwriters have the option to purchase up to an additional 1,562,500 shares from Bare Escentuals at the initial public offering price, less underwriting discounts and commissions.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2006.

Goldman, Sachs & Co.	CIBC World Markets

Banc of America Securities LLC
Piper Jaffray
Thomas Weisel Partners LLC
SunTrust Robinson Humphrey
Sanders Morris Harris

Prospectus dated                          , 2006

  •
  the possibility that we might not manage our growth effectively or sustain our growth or profitability;

  •
  the possibility that we might not be able to retain key executives and other personnel and recruit additional executives and personnel;

  •
  the possibility that future financing may be more difficult and costly for us to obtain due to our negative net worth of $402.3 million as of July 2, 2006 after giving effect to the application of the net proceeds of this offering;

  •
  the possibility that we may be unable to repay or refinance our indebtedness, which was $483.4 million as of July 2, 2006 after giving effect to the application of the net proceeds of this offering; and

  •
  the dilution of $31.05 per share that new investors will experience upon purchase of our common stock, based on an assumed initial public offering price of $24.00.

Recapitalization Transactions

        In June 2004, we completed a recapitalization, which we refer to as our June 2004 recapitalization, in which affiliates of Berkshire Partners LLC, a Boston-based private investment firm, JH Partners, LLC, a San Francisco-based private equity firm, and members of our management acquired a majority controlling interest in our company. In the transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used $169.6 million to repurchase outstanding shares of capital stock and fully vested options. Stockholders who controlled a majority voting interest in our predecessor prior to the June 2004 recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. As a result, the transaction has been accounted for as a recapitalization for which no new basis of accounting resulted.

        In February 2005, we incurred approximately $224.5 million of new indebtedness, paid off a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. In October 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In June 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. We refer to these transactions as our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, respectively.

        Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors own a majority of our stock, and, as a result, these parties received most of the dividends paid to stockholders in connection with our February 2005, October 2005 and June 2006 recapitalization transactions. Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors received aggregate dividends of approximately $306.3 million, $206.8 million and $63.8 million, respectively, in connection with these recapitalization transactions.

Corporate Information

        The Bare Escentuals brand dates back to the opening of our first boutique in 1976. We were incorporated in Delaware in March 2004 under the name STB Beauty, Inc. In February 2006, we changed our name to Bare Escentuals, Inc. Our principal offices are located at 71 Stevenson Street, 22nd Floor, San Francisco, California 94105, and our telephone number is (415) 498-5000. Our website address is http://www.bareescentuals.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, in this prospectus the terms "Bare Escentuals," "we," "us" and "our" refer to Bare Escentuals, Inc., a Delaware corporation, its subsidiaries and its predecessors.

4

The Offering

Common stock offered by us	10,416,667 shares
Common stock to be outstanding after this offering	57,768,737 shares
Use of proceeds
We estimate the net proceeds from this offering will be approximately $232.2 million, assuming an initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $230.4 million of the net proceeds of this offering to repay a portion of our outstanding indebtedness. After application of the net proceeds of this offering, we expect to have a total of approximately $483.4 million in outstanding indebtedness. We intend to pay an aggregate of $1.8 million of the net proceeds to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.
Proposed Nasdaq Global Select Market symbol	BARE

        The number of shares of common stock to be outstanding after this offering is based on 47,352,070 shares outstanding as of July 2, 2006. This number does not include:

  •
  4,054,503 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $3.59 per share;

  •
  169,650 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $13.30 per share; and

  •
  shares of common stock reserved for future issuance under our equity incentive plans, excluding annual increases in the number of shares authorized under our 2006 equity incentive award plan beginning January 1, 2007. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

        Except as otherwise indicated, information in this prospectus assumes:

  •
  adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective prior to the closing of this offering; and

  •
  no exercise by the underwriters of their 30-day option to acquire additional shares of our common stock.

6

	Year Ended (a)(b)			Six Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Other Data:
Adjusted EBITDA (k)	$23,530	$46,974	$82,948	$36,143	$71,411
Cash provided by (used in):
Operating activities	6,650	12,825	40,000	20,540	13,307
Investing activities	(313)	(2,238)	(7,542)	(3,258)	(4,293)
Financing activities (e) (f) (g) (h)	(7,132)	(6,546)	(18,225)	(463)	(14,057)
Depreciation	455	517	1,106	352	971
Amortization of intangibles	695	284	—	—	—

        The following table reflects our consolidated balance sheet data as of July 2, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (2) the repayment of $230.4 million of indebtedness under our senior subordinated notes and senior secured credit facilities and the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them as described under "Use of Proceeds."

	As of July 2, 2006
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,632	$13,632
Working capital	42,126	43,750
Property and equipment, net	13,151	13,151
Total assets	118,127	118,310
Total debt	712,456	483,391
Total stockholders' deficit	(631,555)	(402,307)

  (a)
  Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31.

  (b)
  On January 3, 2005, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested

        In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

A total of 47,352,070, or 82%, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price. Based on shares outstanding as of July 2, 2006, we will have 57,768,737 shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the remaining 47,352,070 shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The 180-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the "Underwriting" section of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Number of shares and % of total outstanding	Date available for sale into public market
, or %	Immediately after this offering.
, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
, or %	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods.

        As of July 2, 2006, stockholders owning 47,352,070 shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we intend to file a registration statement to register the approximately             shares reserved for future issuance under our equity compensation plans.

        Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

You will pay more for our common stock than your pro rata portion of our assets is worth and, as a result, you will likely receive much less than you paid for our stock if we liquidate our assets and distribute the proceeds.

        If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $31.05 per share, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover of this prospectus. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. You will also experience dilution upon the exercise of outstanding options to purchase our common stock.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

        Upon the closing of this offering, investment funds affiliated with Berkshire Partners LLC and JH Partners, LLC will beneficially own approximately 38.3% and 25.9% of our outstanding common stock, respectively, or approximately 37.3% and 25.2% if the underwriters exercise their over-allotment option in full. In addition, two of our directors immediately following this offering will be affiliated with Berkshire Partners LLC and two of our directors immediately following this offering will be affiliated with JH Partners, LLC. As a result, if these stockholders were to choose to act together, they will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

        We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to repay existing indebtedness and to fund the development and growth of our business. In addition, the terms of our senior secured credit facilities currently, and any future debt or credit facility may, restrict our ability to pay any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

  •
  dividing our board of directors into three classes serving staggered three-year terms;

  •
  authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

  •
  prohibiting stockholder actions by written consent;

  •
  prohibiting our stockholders from calling a special meeting of stockholders;

  •
  prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $232.2 million, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $267.1 million, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

        The principal purposes of this offering are to repay a portion of our indebtedness, make a payment in connection with termination of our sponsor management agreements, establish a public market for our common stock, facilitate our future access to public markets and provide liquidity for existing stockholders. We intend to use $125.0 million of the net proceeds from this offering to repay our 15.0% senior subordinated notes which mature in June 2014. We intend to contribute $105.4 million of the net proceeds from this offering to our operating subsidiary Bare Escentuals Beauty, Inc. to prepay a portion of the principal outstanding under our senior secured credit facilities. After application of the net proceeds of this offering, we expect to have a total of approximately $483.4 million in outstanding indebtedness. We intend to pay an aggregate of $1.8 million of the net proceeds from this offering to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.

        As of July 2, 2006, our senior secured credit facilities consisted of a $25.0 million revolving credit facility under which no borrowings are outstanding, an aggregate of $354.8 million in first-lien term loans and an aggregate of $234.0 million in second-lien term loans. The revolving credit facility matures in February 2011, the first-lien term loans mature in February 2012 and the second-lien term loans mature in February 2013. Borrowings under the revolving credit facility and the first-lien term loans bear interest at a rate equal to, at our option, either LIBOR or the lender's base rate, plus an applicable variable margin based on our consolidated total leverage ratio. Borrowings under the second-lien term loans generally bear interest at a rate equal to, at our option, either 7.0% over LIBOR or 6.0% over the lender's base rate. As of July 2, 2006, interest on the first-lien term loans was accruing at an annual rate of 10.0% and interest on the second-lien term loans was accruing at a blended annual rate of 12.4%. We incurred indebtedness under our senior secured credit facilities to fund our February 2005 recapitalization, our October 2005 recapitalization, our June 2006 recapitalization, refinance amounts borrowed in connection with our June 2004 recapitalization and for working capital purposes. Our first-lien term loan facility generally requires us to use proceeds from the sale of equity securities to prepay the first-lien term loan; provided, that subject to certain conditions, including maintenance of certain financial ratios, we may use the offering proceeds to prepay our 15.0% senior subordinated notes and our second-lien term loans.

CAPITALIZATION

        The following table sets forth our capitalization as of July 2, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the filing, and effectiveness prior to completion of this offering, of an amended and restated certificate of incorporation to provide for authorized capital stock of             shares of common stock and             shares of undesignated preferred stock, (2) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the repayment of $230.4 milion of indebtedness and the payment of an aggregate of $1.8 million of the net proceeds from this offering to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, as described under "Use of Proceeds."

        The as adjusted information below is illustrative only, and our capitalization table following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in the table below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of July 2, 2006
	Actual	As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents(1)	$13,632	$13,632

Long-term debt, net of current portion	694,493	465,428
Stockholders' deficit:
Preferred stock, $0.001 par value: none authorized, none issued and outstanding, actual; authorized, none issued and outstanding, as adjusted	—	—
Common stock, $0.01 par value, actual: 60,000 authorized, actual; 47,352 issued and outstanding, actual; $0.001 par value, as adjusted: authorized, as adjusted; 57,769 issued and outstanding, as adjusted	473	578
Additional paid-in capital	2,450	233,845
Accumulated deficit	(634,478)	(636,730)

Total stockholders' deficit	(631,555)	(402,307)

Total capitalization	$62,938	$63,121

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would increase or decrease each of long-term debt, net of current portion, additional paid-in capital, total stockholders' deficit and total capitalization by $9.7 million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after this offering. As of July 2, 2006, we had a historical negative net tangible book value of $637.6 million, or $13.47 per share of common stock. Historical net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock.

        Our as adjusted net tangible book value per share after this offering gives effect to (1) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment of $230.4 million of indebtedness and (3) the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, as described under "Use of Proceeds."

        Investors participating in this offering will incur immediate and substantial dilution. Our as adjusted negative net tangible book value as of July 2, 2006 was approximately $407.3 million, or approximately $7.05 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $6.42 per share to our existing stockholders and an immediate dilution of $31.05 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$24.00
Historical net tangible book value per share as of July 2, 2006	$(13.47)
As adjusted increase per share attributable to new investors participating in this offering	6.42

As adjusted net tangible book value per share after this offering		(7.05)

As adjusted dilution per share to new investors participating in this offering		$31.05

        If the underwriters exercise their over-allotment option in full, as of July 2, 2006, the as adjusted negative net tangible book value per share would have been $6.28 per share, and the as adjusted dilution per share to new investors participating in this offering would have been $30.28 per share.

        The following table summarizes, on an as adjusted basis as of July 2, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $24.00 per share.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	47,352,070	82.0%	$115,815,436	(1)	31.7%	$2.45
New investors	10,416,667	18.0	250,000,000		68.3	24.00

Total	57,768,737	100.0%	$365,815,436		100.0%

(1)
Excludes the effect of approximately $646.3 million in aggregate dividends paid to stockholders pursuant to the February 2005, October 2005 and June 2006 recapitalizations.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own 79.8% and our new investors would own 20.2% of the total number of shares of our common stock outstanding after this offering.

        The number of shares of common stock to be outstanding after this offering is based on 47,352,070 shares outstanding as of July 2, 2006. This number does not include, as of July 2, 2006:

  •
  4,054,503 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $3.59 per share;

  •
  169,650 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $13.30 per share; and

  •
  shares of common stock reserved for future issuance under our equity incentive plans, excluding annual increases in the number of shares authorized under our 2006 equity incentive award plan beginning January 1, 2007. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

        Because the exercise price of the outstanding options is significantly below the assumed offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of all options outstanding as of July 2, 2006, our negative net tangible book value as of July 2, 2006 would have been $12.12 per share, representing an immediate increase in net tangible book value of $1.35 per share to our existing stockholders. Assuming the exercise in full of all options outstanding as of July 2, 2006, our as adjusted negative net tangible book value as of July 2, 2006 would have been $6.35 per share, representing an immediate decrease in negative net tangible book value of $0.70 per share to new investors. See "Management — Employee Benefit Plans" for further information regarding our equity incentive and employee stock purchase plans.

        A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would increase or decrease our as adjusted net tangible book value by $9.7 million and the as adjusted net tangible book value per share after completion of this offering by $0.17 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would also increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $10.4 million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plan or we issue additional shares of common stock in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is based on our historical consolidated financial statements after giving effect to (i) our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, (ii) the receipt by us of the estimated net proceeds from this offering of approximately $232.2 million, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us, (iii) the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities and the buyout of the management agreements with Berkshire Partners LLC and JH Partners, LLC and (iv) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

        In connection with our February 2005 recapitalization, on February 18, 2005, we entered into a new credit agreement pursuant to which we borrowed an aggregate principal amount of $224.5 million comprised of (i) first-lien term loans of $155.0 million, (ii) second-lien term loans of $54.5 million and (iii) senior subordinated notes of $15.0 million, the proceeds of which were used to refinance all debt then outstanding, to pay a dividend to holders of our common stock in the aggregate amount of $122.4 million and to pay transaction costs in connection with our February 2005 recapitalization.

        In connection with our October 2005 recapitalization, on October 7, 2005, we agreed with our lenders to amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $187.5 million comprised of additional first-lien term loans of $96.0 million and additional second-lien term loans of $91.5 million, the proceeds of which were used to pay a dividend to holders of our common stock in the aggregate amount of $183.5 million and to pay transaction costs in connection with the October 2005 recapitalization.

        In connection with our June 2006 recapitalization, on June 7, 2006, we agreed with our senior lenders to further amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $331.6 million comprised of additional first-lien term loans of $118.6 million, additional second-lien term loans of $88.0 million, and we issued $125.0 million of 15% senior subordinated notes, the proceeds of which were used together to pay a dividend to holders of our common stock in the aggregate amount of $340.4 million and to pay transaction costs in connection with our June 2006 recapitalization.

        The unaudited pro forma condensed consolidated balance sheet as of July 2, 2006 is based on our historical balance sheet as of July 2, 2006, and has been prepared as if the receipt by us of the net proceeds from this offering, the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities and the management agreement buyouts had all been consummated on July 2, 2006. The unaudited pro forma condensed consolidated statements of operations for the year ended January 1, 2006 and six months ended July 2, 2006 combines our historical results of operations with the impact of all of our recapitalizations, the receipt by us of the net proceeds from this offering, the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities and the management agreement buyouts as if they had all been consummated on January 3, 2005. In calculating the interest expense for the periods presented, we used the rate in effect at the earliest period presented. However, as interest rates have changed, we have also included the effect on pro forma net income of a 1/8% variance in interest rates.

        The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of our consolidated results of operations or financial position of that would have been reported had our recapitalizations been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in the prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of July 2, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Offering			Pro Forma for the Offering
Assets
Current assets:
Cash and cash equivalents	$13,632		$—	(a)	$13,632
Inventories	43,729				43,729
Accounts receivable, net	28,561				28,561
Prepaid income taxes	2,052		1,624	(b)	3,676
Prepaid expenses and other current assets	3,257				3,257
Deferred tax assets	3,050				3,050

Total current assets	94,281		1,624		95,905
Property and equipment, net	13,151				13,151
Intangible assets, net	6,085				6,085
Deferred tax assets	1,091				1,091
Other assets	3,519		(668	)(a)	2,078
			(773	)(c)

Total assets	$118,127		$183		$118,310

Liabilities and stockholders' deficit
Current liabilities:
Current portion of long-term debt	$17,963	$			$17,963
Accounts payable	22,561				22,561
Accrued liabilities	11,364				11,364
Accrued restructuring charges	267				267

Total current liabilities	52,155				52,155
Long-term debt, less current portion	694,493		(230,368)	(a)(d)	465,428
			1,303	(c)
Deferred rent	2,727				2,727
Long-term employee benefits	307				307
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.001 par value, none authorized, actual, none issued and outstanding, actual; authorized, pro forma, none issued and outstanding, pro forma	—		—		—
Common stock, $0.01 par value, historical: 60,000 authorized, historical; 47,352 issued and outstanding, historical; $0.001 par value, pro forma: authorized, pro forma; 57,769 issued and outstanding, pro forma	473		105	(e)	578
Additional paid-in capital	2,450		231,395	(e)	233,845
Accumulated deficit	(634,478)		(2,252	)(e)	(636,730)

Total stockholders' deficit	(631,555)		229,248	(e)(d)	(402,307)

Total liabilities and stockholders' deficit	$118,127		$183		$118,310

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended January 1, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Offering			Pro Forma for the Recapitalization Transactions and the Offering
Sales, net	$259,295	$			$259,295	$			$259,295
Cost of goods sold	74,511				74,511				74,511

Gross profit	184,784				184,784				184,784
Expenses:
Selling, general and administrative	103,270				103,270		(600	)(k)	102,670
Depreciation and amortization	1,106				1,106				1,106
Stock-based compensation	1,370				1,370				1,370
Restructuring charges	643				643				643
Asset impairment charge	1,055				1,055				1,055

Operating income	77,340				77,340		600		77,940
Interest expense	(21,503)		21,503	(f)	(70,316)		70,316	(l)	(39,482)
			(70,316	)(g)			(39,482	)(m)
Debt extinguishment costs	(16,535)		16,535	(h)	—				—
Interest income	221				221				221

Income before provision for income taxes	39,523		(32,278)		7,245		31,434		38,679
Provision for income taxes	15,633		(10,802	)(i)	4,831		10,468	(i)	15,299

Net income	$23,890		$(21,476)		$2,414		$20,966		$23,380

Net income per share attributable to common stockholders:
Basic	$0.53				$0.05				$0.42

Diluted	$0.52				$0.05				$0.41

Weighted-average shares used in per share calculations:
Basic	45,117		205	(j)	45,322		10,417	(j)	55,739

Diluted	46,137		205	(j)	46,342		10,417	(j)	56,759

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended July 2, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Offering			Pro Forma for the Recapitalization and the Offering
Sales, net	$186,100	$			$186,100	$			$186,100
Cost of goods sold	52,133				52,133				52,133

Gross profit	133,967				133,967				133,967
Expenses:
Selling, general and administrative	62,856				62,856		(300	)(k)	62,556
Depreciation and amortization	971				971				971
Stock-based compensation	2,355				2,355				2,355

Operating income	67,785				67,785		300		68,085
Interest expense	(21,870)		21,870	(f)	(34,691)		34,691	(l)	(19,270)
			(34,691	)(g)			(19,270	)(m)
Debt extinguishment costs	(3,077)		3,077	(h)	—				—
Interest income	631				631				631

Income before provision for income taxes	43,469		(9,744)		33,725		15,721		49,446
Provision for income taxes	18,214		(3,035	)(i)	15,179		5,540	(i)	20,719

Net income	$25,255		$(6,709)		$18,546		$10,181		$28,727

Net income per share attributable to common stockholders:
Basic	$0.55				$0.40				$0.51

Diluted	$0.53				$0.39				$0.49

Weighted-average shares used in per share calculations:
Basic	46,307		136	(j)	46,443		10,417	(j)	56,860

Diluted	47,904		136	(j)	48,040		10,417	(j)	58,457

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

BARE ESCENTUALS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma condensed consolidated financial information are as follows:

(a)
Adjustment to reflect the net decrease in debt of $230.4 million as a result of the application of the net proceeds from this offering (in thousands):

Sources		Uses
Proceeds from offering	$250,000	Management agreement buyout fees	$1,800
		Issuance costs	17,832
		Repayment of senior subordinated notes	125,000
		Repayment of principal of second lien term loan	105,368

Total Sources	$250,000	Total Uses	$250,000

  We have estimated that total issuance costs of this offering will be approximately $18.5 million. Issuance costs include estimated underwriting discounts and commissions and estimated offering expenses. For the six months ended July 2, 2006, we had incurred $668,000 of offering costs that are included in other assets.

(b)
Adjustments to record the income tax impact of the pro forma adjustments for the offering (in thousands):

As of July 2, 2006
Costs incurred to buy out management agreements	$1,800
Debt extinguishment costs relating to the repayment of a portion of the senior secured credit facilities	2,076

$3,876

Tax adjustments at an estimated rate of 41.9%	$1,624

(c)
Adjustment related to the write-off of the debt discount costs related to the senior subordinated notes and a portion of debt issuance costs as a result of the early retirement of a portion of the debt from the application of estimated net proceeds from this offering. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the period in which the repayment occurs.

(d)
A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share would increase (decrease) the net proceeds to us from this offering by $9.7 million and change our long-term debt and stockholders' deficit by $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us and the buyout of the management agreements.

(e)
Adjustments to stockholders' deficit (in thousands):

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Historical	$473	$2,450	$(634,478)	$(631,555)
Costs incurred to buy out management agreements, net of tax	—	—	(1,046)	(1,046)
Debt extinguishment costs relating to the repayment of a portion of the senior secured credit facilities, net of tax	—	—	(1,206)	(1,206)
Issuance of common stock in the offering, net of issuance costs	105	231,395	—	231,500

Pro forma for the offering	$578	$233,845	$(636,730)	$(402,307)

(f)
Adjustment to reflect the elimination of the interest incurred on our historical debt outstanding. We are eliminating the interest expense relating to prior debt outstanding, as the pro forma calculation assumes that our consolidated indebtedness outstanding following the June 2006 recapitalization was outstanding at the beginning of the earliest period presented.

(g)
Adjustment to reflect the interest expense resulting from our consolidated indebtedness outstanding immediately following our June 2006 recapitalization which is calculated as follows (in thousands):

	Year Ended January 1, 2006	Six Months Ended July 2, 2006
Pro forma interest on restructured debt:
First-lien term loan(1)(4)	$24,676	$11,866
Second-lien term loan(2)(4)	26,325	13,163
Senior subordinated notes(3)	18,750	9,375

Total	$69,751	$34,404
Amortization of debt issuance and debt discount costs	565	287

Interest expense, pro forma for the recapitalization transactions	$70,316	$34,691

  (1)
  Represents the estimated interest on our first-lien term loans outstanding immediately following our June 2006 recapitalization at 7.0% (2.75% over LIBOR), as if such loans had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005 and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we repaid our first lien loans in accordance with the repayment schedule on the last day of each quarter. The following tables detail assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover of this prospectus (in thousands):

	Year Ended January 1, 2006		Six Months Ended July 2, 2006
	Basic	Diluted	Basic	Diluted
Historical weighted average shares used in per share calculations	45,117	46,137	46,307	47,904
Impact of additional common stock issued to Berkshire Partners LLC and JH Partners, LLC	205	205	136	136

Pro forma weighted average shares used in per share calculations for the recapitalization transactions	45,322	46,342	46,443	48,040
Impact to reflect common stock issued in connection with this offering	10,417	10,417	10,417	10,417

Pro forma weighted average shares used in per share calculations for the recapitalization transactions and the offering	55,739	56,759	56,860	58,457

(k)
Adjustment related to the elimination of the transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that will be terminated in connection with this offering. We will pay an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these management agreements. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the period in which the buyout occurs.

(l)
Adjustment to reflect the elimination of the interest incurred on our pro forma debt outstanding following the recapitalization transactions. We are eliminating the pro forma interest expense following the recapitalization transactions, as the pro forma calculation following the offering assumes that a portion of our debt following the June 2006 recapitalization will be repaid by proceeds from the offering.

(m)
Adjusted to reflect interest expense pro forma for the recapitalization transactions as a result of the application of the estimated net proceeds from this offering of $230.4 million as follows (i) $125.0 million used to repay our 15% senior subordinated notes, (ii) $105.4 million used to prepay principal outstanding under our second lien credit loan and (iii) an aggregate of $1.8 million used for the buyout of the management agreements with Berkshire Partners LLC and JH Partners, LLC calculated as follows (in thousands):

	Year Ended January 1, 2006	Six Months Ended July 2, 2006
Pro forma interest on outstanding debt following the recapitalization transactions after application of the estimated net proceeds of this offering:(1)(2)(3)
First-lien term loan	$24,676	$11,866
Second-lien term loan	14,471	7,236

Total	$39,147	$19,102
Amortization of debt issuance costs	335	168

Interest expense pro forma for the recapitalization transactions and the offering	$39,482	$19,270

  (1)
  Represents the estimated interest on our first-lien term loans outstanding immediately following our June 2006 recapitalization at 7.0% (2.75% over LIBOR), as if such loans had

PRINCIPAL STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of July 2, 2006, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        Each stockholder's percentage ownership in the following table is based on 47,352,070 shares of common stock outstanding as of July 2, 2006, as, if any, held by that stockholder and, in accordance with the rules of the SEC, exercisable as of August 31, 2006, which is 60 days after July 2, 2006.

        Information with respect to beneficial ownership has been furnished by each director, officer or 5% or greater stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% or greater stockholder listed below is c/o Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% and Greater Stockholders
Funds affiliated with Berkshire Partners LLC(1)	22,140,973	46.8%	38.3%
JH MDB Investors, L.P. and its affiliates(2)	14,973,286	31.6	25.9
Named Executive Officers and Directors
Leslie A. Blodgett(3)	4,277,975	9.0	7.4
Gary D. Weatherford	100,000	*	*
Myles B. McCormick	92,800	*	*
Mary Ann Dunn(4)	378,000	*	*
Ross M. Jones(1)	22,140,973	46.8	38.3
Bradley M. Bloom(1)	22,140,973	46.8	38.3
John C. Hansen(2)	14,973,286	31.6	25.9
Michael J. John(2)	14,973,286	31.6	25.9
Lea Anne Ottinger	121,516	*	*
Karen M. Rose	23,734	*	*
Glen T. Senk	116,516	*	*
All directors and executive officers as a group (9 persons)(5)	41,746,800	88.2%	72.3%

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
(i) 104,503 of these shares are held by Berkshire Partners LLC, (ii) 10,900,957 of these shares are held by Berkshire Fund VI, Limited Partnership, (iii) 10,016,567 of these shares are held by

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 47,352,070 shares of common stock outstanding as of July 2, 2006, the issuance of 10,416,667 shares of common stock in this offering, and no exercise of options, there will be 57,768,737 shares of common stock outstanding upon completion of this offering.

        As of July 2, 2006, we had approximately 62 record holders of our common stock.

        Options.    As of July 2, 2006, there were 4,054,503 shares of common stock subject to outstanding options under our 2004 Equity Incentive Plan.

        As of July 2, 2006, we had approximately 34 holders of options to purchase our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have 57,768,737 shares of common stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the 10,416,667 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

        As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

  •
  45,163,328 restricted shares will be eligible for sale upon expiration of the lock-up agreements, described below; and

  •
  the remaining restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

        Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
					(Restated)
				(Unaudited)
Sales, net	$94,661	$141,801	$259,295	$112,312	$186,100
Cost of goods sold	31,041	39,621	74,511	31,190	52,133

Gross profit	63,620	102,180	184,784	81,122	133,967
Expenses:
Selling, general and administrative	40,593	61,156	103,270	45,279	62,856
Depreciation and amortization, relating to selling, general and administrative	1,150	801	1,106	352	971
Stock-based compensation, relating to selling, general and administrative	—	819	1,370	620	2,355
Restructuring charges	—	—	643	—	—
Asset impairment charge	—	—	1,055	—	—
Recapitalization fees and expenses	—	21,430	—	—	—

Operating income	21,877	17,974	77,340	34,871	67,785
Interest expense	(1,592)	(6,348)	(21,503)	(8,313)	(21,870)
Debt extinguishment costs	(323)	(540)	(16,535)	(10,558)	(3,077)
Interest income	36	4	221	10	631

Income before provision for income taxes	19,998	11,090	39,523	16,010	43,469
Provision for income taxes	8,152	7,088	15,633	6,333	18,214

Net income	$11,846	$4,002	$23,890	$9,677	$25,255

Deemed dividend attributable to preferred stockholders	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$11,846	$(470)	$23,890	$9,677	$25,255

Net income (loss) per share attributable to common stockholders:
Basic	$0.29	$(0.01)	$0.53	$0.22	$0.55

Diluted	$0.26	$(0.01)	$0.52	$0.21	$0.53

Weighted-average shares used in per share calculations:
Basic	40,920	41,000	45,117	44,460	46,307

Diluted	45,461	41,000	46,137	45,092	47,904

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.42		$0.51

Diluted			$0.41		$0.49

Weighted-average shares used in pro forma net income per share (unaudited):
Basic			55,739		56,860

Diluted			56,759		58,457

See accompanying notes.

Earnings (Loss) per Share

        A calculation of earnings (loss) per share, as reported and earnings (loss) per share, pro forma (unaudited), is as follows (in thousands):

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Numerator:
Net income (loss) attributable to common stockholders, as reported	$11,846	$(470)	$23,890	$9,677	$25,255

Adjustment to reflect incremental interest expense in connection with the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(1)			(31,463)		(8,497)
Adjustment to reverse debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(2)			9,987		1,788
Adjustment to reduce interest expense to reflect use of net proceeds to repay outstanding indebtedness, net of taxes(3)			20,604		10,007
Adjustment to reflect the elimination of management fees, net of taxes(4)			362		174

Pro forma net income attributable to common stockholders			$23,380		$28,727

Denominator:
Weighted average common shares used in per share calculations — basic, as reported(5)	40,920	41,000	45,117	44,460	46,307

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			205		136
Adjustment to reflect common stock issued in connection with the Offering assuming the midpoint of the range set forth for the initial public offering price(7)			10,417		10,417

Weighted average common shares used in per share calculations — basic, pro forma			55,739		56,860

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Weighted average common shares used in per share calculations — basic, as reported	40,920	41,000	45,117	44,460	46,307
Add: Common stock equivalents from exercise of stock options	4,541	—	1,020	632	1,597

Weighted-average common shares used in per share calculations — diluted, as reported	45,461	41,000	46,137	45,092	47,904

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			205		136
Adjustment to reflect common stock issued in connection with the Offering assuming the midpoint of the range set forth for the initial public offering price(7)			10,417		10,417

Weighted-average common shares used in per share calculations — diluted, pro forma			56,759		58,457

Net income (loss) per share
Basic, as reported	$0.29	$(0.01)	$0.53	$0.22	$0.55

Diluted, as reported	$0.26	$(0.01)	$0.52	$0.21	$0.53

Basic, pro forma (unaudited)			$0.42		$0.51

Diluted, pro forma (unaudited)			$0.41		$0.50

(1)
Pro forma adjustment to reflect the after tax impact of interest expense assuming that the February 2005, October 2005 and June 2006 Recapitalization transactions (Note 10) had each occurred as of January 3, 2005.

(2)
Pro forma adjustment to exclude the after tax impact of debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations. Due to the non-recurring nature of these costs, these losses on extinguishment of debt have been excluded from the unaudited pro forma net income attributable to common stockholders.

(3)
Pro forma adjustment to reflect the after tax impact of interest expense assuming that estimated net proceeds received from the Company's initial public offering of approximately $232.2 million, based upon an assumed Offering price of $24.00 per share, the midpoint of the estimated pricing range, and after deducting estimated underwriting discounts and commissions and estimated offering costs are used to repay outstanding indebtedness.

(4)
Adjustment related to the elimination of the monthly management fees to Berkshire and JHP under management agreements that will be terminated in connection with the Offering.

(5)
The historical common stock of the Company prior to the June 2004 Recapitalization has been retroactively restated in the accompanying consolidated financial statements for the equivalent number of shares received in the June 2004 Recapitalization. The historical net income (loss) per share calculations have been adjusted to give retroactive effect to the June 2004 Recapitalization for all periods prior to the year ended January 1, 2006 consistent with the requirements of FASB No. 128, in a manner similar to a stock split.

(6)
The pro forma combined basic and diluted number of shares has been adjusted for the additional common stock issued to Berkshire and JHP as part of both the October 2005 and June 2006 Recapitalizations as if they were issued on January 3, 2005.

(7)
The pro forma combined basic and diluted number of shares has been adjusted to reflect common stock issued in connection with the Offering, deemed to fund the above dividends assuming the midpoint of the range set forth for the initial public offering price.

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EXHIBIT A SUPPLEMENTAL PAGES OF AMENDMENT
USE OF PROCEEDS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As of July 2, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the year ended January 1, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the six months ended July 2, 2006 (in thousands, except per share data)
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
BARE ESCENTUALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)